FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September 2017

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

5 September 2017 07:00 BST

ASTRAZENECA APPOINTS SHERI MCCOY AND
DEBORAH DISANZO TO ITS BOARD

AstraZeneca today announced that the Board has appointed Sheri McCoy and Deborah DiSanzo as Non-Executive Directors of AstraZeneca PLC. Ms McCoy will also become a member of the Audit Committee.

Ms McCoy's appointment to the Board and the Audit Committee is effective 1 October 2017, while Ms DiSanzo's appointment to the Board is effective 1 December 2017.

Leif Johansson, Chairman of AstraZeneca, said: "We are delighted to welcome Sheri McCoy and Deborah DiSanzo to our Board. They are proven, seasoned executive leaders with experience and knowledge directly relevant to AstraZeneca's business - Sheri's deep understanding of the pharmaceutical industry from her many years at Johnson & Johnson and Deborah's distinguished career in healthcare and technology with IBM Watson Health and previously Philips Healthcare. We look forward to their contributions to the work of the Board of AstraZeneca."

In relation to the appointments of both Ms McCoy and Ms DiSanzo, no disclosure obligations arise under paragraphs (2) to (6) of LR 9.6.13 R of the UK Listing Authority's Listing Rules. Details of directorships to be disclosed under paragraph (1) of LR 9.6.13 R are included within the biographical details below.

Sheri McCoy - biographical details

Sheri McCoy is Chief Executive Officer and a Director of Avon Products, Inc. Since joining the company in April 2012, she has been responsible for driving new long-term growth initiatives and advancing Avon as the world's premier direct seller of quality beauty products.

Prior to Avon, Ms McCoy had a distinguished 30-year career at Johnson & Johnson, most recently serving as Vice Chairman of the Executive Committee, responsible for the Pharmaceuticals and Consumer business segments that represented more than 60 percent of the company's revenues. Ms McCoy joined Johnson & Johnson as a scientist in research and development and subsequently managed businesses in every major product sector, including consumer, prescription medicines and medical devices, holding positions including Worldwide Chairman, Pharmaceuticals Group and Division President, Consumer. She holds a Bachelor of Science degree in textile chemistry from the University of Massachusetts in the US; a Master's degree in chemical engineering from Princeton University and an MBA from Rutgers University, both in New Jersey, US.

Ms McCoy also serves on the boards of New Avon LLC; Catalyst; Stonehill College, Easton, Massachusetts, US; and FIRST, a non-profit organisation created to inspire young people's interest and participation in science and technology.

Deborah DiSanzo - biographical details

Deborah DiSanzo is the global General Manager for IBM Watson Health, the business unit founded to achieve IBMs next 'moonshot' aimed at advancing health at a global scale. She leads a team of 7,000 employees around the world, ranging from medical experts to health economists to data scientists, user-experience experts and developers. Under Ms DiSanzo's leadership, Watson Health has secured relationships with more than 80 collaborators, partners and clients across healthcare and life sciences. She is widely recognised as a leading health influencer and is a sought-after speaker at healthcare and women in technology venues, including the Forbes Healthcare Summit and Aspen Ideas Festival.

Ms DiSanzo has a distinguished career working at the intersection of healthcare and technology. Prior to joining IBM, Ms DiSanzo was Chief Executive Officer of Philips Healthcare. Previously, she held management roles at Hewlett-Packard and Apollo Computer. Ms DiSanzo earned an MBA from Babson College and a Bachelor of Science degree from Merrimack College, both in Massachusetts, US.

A dedicated community leader, Ms DiSanzo is currently focused on domestic and global programmes with organisations including the World Economic Forum, Project HOPE, and the American Heart Association. She is also a Director of ReWalk Robotics, Inc.

About AstraZeneca

AstraZeneca is a global, science-led biopharmaceutical company that focuses on the discovery, development and commercialisation of prescription medicines, primarily for the treatment of diseases in three main therapy areas - Oncology, Cardiovascular & Metabolic Diseases and Respiratory. The Company also is selectively active in the areas of autoimmunity, neuroscience and infection. AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. For more information, please visit www.astrazeneca.com and follow us on Twitter @AstraZeneca.

Media Relations
Esra Erkal-Paler	UK/Global	+44 203 749 5638
Karen Birmingham	UK/Global	+44 203 749 5634
Rob Skelding	UK/Global	+44 203 749 5821
Matt Kent	UK/Global	+44 203 749 5906
Jacob Lund	Sweden	+46 8 553 260 20
Michele Meixell	US	+1 302 885 2677

Investor Relations
Thomas Kudsk Larsen		+44 203 749 5712
Craig Marks	Finance, Fixed Income, M&A	+44 7881 615 764
Henry Wheeler	Oncology	+44 203 749 5797
Mitchell Chan	Oncology	+1 240 477 3771
Nick Stone	Respiratory, Brilinta	+44 203 749 5716
Christer Gruvris	Diabetes; Autoimmunity, Neuroscience & Infection	+44 203 749 5711
US toll free		+1 866 381 7277

Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 5 September 2017

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary